June 18, 2020

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Rufus Decker
Keira Nakada

Re:	Farfetch Limited

Form 20-F for Fiscal Year Ended December 31, 2019

Filed on March 11, 2020

File No. 001-38655

Ladies and Gentlemen:

We have set forth below our response to the comments of the Securities and Exchange Commission staff (the “Staff”) in the letter from the Staff dated June 4, 2020, concerning the Form 20-F filed March 11, 2020 (File No. 001-38655) by Farfetch Limited (the “Company”).

For ease of reference in this letter, your comments appear in bold directly above the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2019

Consolidated Financial Statements

Note 6. Segmental and Geographical Information, page F-32

1.	Please tell us why you do not disclose digital platform revenue separately for first party sales, which appear to represent product revenues. Refer to paragraph 32 of IFRS 8.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we believe that revenue from first-party sales and commissions from third-party sales do not need to be disclosed separately within our digital platform segmental revenue disclosure, as both represent income derived from the same service, sales of products to customers through our digital platform, which includes our Farfetch Marketplace and Browns, Stadium Goods and New Guards Group brands’ e-commerce sites, regardless of the source of supply. IFRS 8, paragraph 32 allows similar products and services to be grouped together in the disclosure of revenues from external customers. From the customer’s perspective, it is generally not possible to determine whether a sale is of first-party or third-party merchandise and, as a result, the service as experienced by the customer is identical. We do not believe that separating these two revenue streams within Digital Platform Services Revenue makes the disclosure more useful for the users of our financial statements (the “users”) and further believe that grouping these revenue streams provides a holistic view of revenue from customers’ online purchases through our digital platform, which constitutes the core of our business.

2.

You believe it is relevant to disclose geographical revenue information on both a supply basis and a demand basis. Please disclose your UK revenue on a demand basis for each period presented. Also, tell us how you determined that no other individual country’s revenue was material on a demand basis. Refer to paragraph 33 of IFRS 8.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that, for fiscal years 2019, 2018 and 2017, our UK revenue on a demand basis (determined by consumer billing location) was $78.6 million, $63.4 million and $36.3 million, respectively.

IFRS 8, paragraph 33(a) requires revenue from external customers attributed to an individual foreign country to be disclosed if material. Geographical revenue on a demand basis was reported in the table under Note 6 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as “revenue from external consumers”, and was presented by our three geographic regions (Americas; Europe, Middle East and Africa; and Asia Pacific). For the fiscal year ended December 31, 2019, revenue on a demand basis from the United States of America (“United States”) represented approximately 76% of revenue on a demand basis for the Americas region, and approximately 21% of our total consolidated group revenue on a demand basis. No other individual foreign country contributed more than 10% of our consolidated group revenue on a demand basis for the fiscal year ended December 31, 2019 or was otherwise determined by management as material under IFRS 8, paragraph 33(a) when considering both quantitative and qualitative information.

We propose to report revenue on a demand basis from the United States in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 to the extent such information remains material. We will also continue to assess whether revenue on a demand basis from other individual foreign countries is material, considering both quantitative and qualitative factors, and present this in our future financial statements where we determine that disclosure should be made under IFRS 8, paragraph 33(a).

If you have any questions or require additional information, please do not hesitate to contact the undersigned by email at elliot.jordan@farfetch.com for the best number to speak directly.

Very truly yours,

/s/ Elliot Jordan
Elliot Jordan
Chief Financial Officer

cc:	(via email)

James Maynard, Farfetch Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

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